SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Press Release

A ‘brAAA’ rating assigned to the 11th issuance of debentures of AXIA Energia S.A.

July 21, 2026

IMPORTANT NOTICE: This rating is assigned by Standard & Poor's Ratings do Brasil Ltda. under its S&P National Ratings product line. The S&P National Ratings logo identifies ratings assigned based on national-scale criteria and methodologies specific to Brazil.

São Paulo (S&P National Ratings), July 21, 2026 — S&P National Ratings today assigned its ‘brAAA’ Brazil National Scale rating to the proposed 11th issuance of senior unsecured debentures by AXIA Energia S.A. (formerly Eletrobras; brAAA/Stable/brA-1+).

The issue rating is at the same level as the company’s corporate credit rating. We assess the group on a consolidated basis, including its operating subsidiaries. With the merger of its subsidiary Furnas – Centrais Elétricas S.A. into the holding company in July 2024, AXIA Energia's unsecured creditors gained direct access to that entity's operating cash flows.

In our view, this direct access to Furnas' cash flows at the holding company level mitigates the fact that the ratio of priority debt is slightly below 50% of consolidated debt. However, we could lower the rating on the debt issued at the holding company level by one notch if AXIA were to issue a significant amount of additional debt at the subsidiary level. In that scenario, the holding company's unsecured creditors would be at a relative disadvantage compared with secured creditors and the creditors of its operating subsidiaries due to structural subordination.

The R$ 500 million issuance will be structured as a single series, with amortization payments in the eighth, ninth, and tenth years, and a final maturity in July 2036. The incentivized debentures will be indexed to the IPCA for inflation adjustment. Given the firm commitment by the lead underwriters, interest will accrue on the inflation-adjusted principal amount. Such interest will be determined through the bookbuilding process and will be capped at the higher of: the yield on the NTN-B maturing in May 2035, exponentially adjusted by subtracting a negative spread of 0.20%; and a spread of 7.80% per year. Interest will be paid semiannually, beginning in January 2027.

The proceeds from the issuance will be used exclusively to finance future payments or reimburse costs, expenses, or indebtedness related to the investment projects (capex) for the implementation, operation, maintenance, and modernization of the Santo Antônio Hydroelectric Power Plant.

Analysis of Restrictive Covenants

The 11th issuance of debentures will not be subject to any covenants. However, the company's most restrictive financial covenant is the requirement that its net debt-to-adjusted EBITDA ratio, measured at the AXIA Energia level, not exceed 3.75x, although more recent issuances have adopted a maximum threshold of 4.25x.

The calculation of this covenant, measured annually in December, differs from the credit metrics used in our analysis. Specifically, the company's metrics exclude guarantees provided to unconsolidated projects and liabilities related to the Energy Development Account

Lead analyst

Gabriel Gomes, CFA

São Paulo

55 (11) 3039-4838

gabriel.gomes@spglobal.com

Additional analytical contact

Wendell Sacramoni, CFA

São Paulo

55 (11) 3039-4855

wendell.sacramoni@spglobal.com

Rating committee leader

Marcelo Schwarz, CFA

São Paulo

55 (11) 3039-9782

marcelo.schwarz@spglobal.com

brazil.ratings.spglobal.com

A ‘brAAA’ rating assigned to the 11th issuance of debentures of AXIA Energia S.A.

(CDE), and pension-related liabilities, all of which we incorporate into our adjustments. In addition, the EBITDA used for purposes of the covenant includes financial assets related to the transmission concessions. Accordingly, our credit metrics do not directly reflect our expectation that the company will comply with this covenant.

We expect AXIA Energia to maintain its financial ratio below the covenant threshold over the next two years.

Issue Ratings – Analysis of Subordination Risk

Issue Ratings
	Issue amount	Maturity	Issue ratings
Eletrobras - Centrais Elétricas Brasileiras S.A. (AXIA Energia)
11th issuance of senior unsecured debentures	R$ 500 million	July 15, 2036	brAAA
10th issuance of senior unsecured debentures	R$ 2 billion distributed in: 1st series: R$ 1.339 billion; 2nd series: R$ 660.5 million	July 15, 2033 (1st series) July 15, 2036 (2nd series)	brAAA
9th issuance of senior unsecured debentures	R$ 1 billion in a single series	June 15, 2036	brAAA
8th issuance of senior unsecured debentures	R$ 2 billion distributed in: 1st series: R$ 1.267 billion; 2nd series: R$ 368.9 million 3rd series: R$ 364 million	February 15, 2033 (1st series); February 15, 2036 (2nd series); February 15, 2041 (3rd series)	brAAA
7th issuance of senior unsecured debentures	R$ 1 billion	November 15, 2035	brAAA
6th issuance of senior unsecured debentures	R$ 1.6 billion	September 15, 2034	brAAA
5th issuance of senior unsecured debentures	R$ 3.01 billion, distributed in: 1st series: R$ 1.99 billion; 2nd series: R$ 1.02 billion	April 15, 2029 (1st series); April 15, 2031 (2nd series)	brAAA
4th issuance of senior unsecured debentures	R$ 7 billion, distributed in: 1st series: R$ 4 billion; 2nd series: R$ 3 billion	September 15, 2031 (1st series); September 15, 2028 (2nd series)	brAAA
3rd issuance of senior unsecured debentures	2nd series: R$ 1.5 billion	April 15, 2031 (2nd series)	brAAA
2nd issuance of senior unsecured debentures	4th series: R$ 700 million	May 15, 2029 (4th series);	brAAA
Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul (AXIA Energia Sul)
5th issuance of senior unsecured debentures	R$ 500 million	April 15, 2031	brAAA
3rd issuance of senior unsecured debentures	1st series: R$ 185 million	September 15, 2029	brAAA
1st issuance of senior unsecured debentures	R$ 300 million	November 15, 2028	brAAA
Centrais Elétricas do Norte do Brasil S.A. (AXIA Energia Norte)
9th issuance of senior unsecured debentures	R$ 2 billion	November 15, 2032	brAAA
7th issuance of senior unsecured debentures	R$ 2 billion, divided into three series	July 15, 2032 (1st series); July 15, 2032 (2nd series); July 15, 2035 (3rd series)	brAAA
6th issuance of senior unsecured debentures	R$ 1.9 billion, divided into two series 1st series: R$ 1.3 billion 2nd series: R$ 600 million	September 15, 2031 (1st series) September 15, 2034 (2nd series)	brAAA
5th issuance of senior unsecured debentures	R$ 1 billion	April 15, 2031	brAAA

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Companhia Hidroelétrica do São Francisco (AXIA Energia Nordeste)
4th issuance of senior unsecured debentures	R$ 1.9 billion, distributed in two series: 1st series: R$ 1.3 billion 2nd series: R$ 600 million	September 15, 2031 (1st series) September 15, 2034 (2nd series)	brAAA
3rd issuance of senior unsecured debentures	R$ 4.9 billion	June 15, 2031	brAAA
2nd issuance of senior unsecured debentures	R$ 1 billion	April 15, 2029	brAAA
Furnas – Centrais Elétricas S.A.
1st issuance of senior unsecured debentures	2nd series: R$ 800 million	November 15, 2029	brAAA

Capital structure

Considering the debt position as of March 31, 2026, and pro forma for the new issuances, AXIA reported R$ 79.9 billion in debt, of which R$ 16.3 billion was secured and R$ 22.5 billion was unsecured at the subsidiary level.

Analytical conclusions

The 'brAAA' rating assigned to AXIA Energia's 11th issuance of debentures is in line with the company's issuer credit rating.

The alignment of the senior unsecured debt ratings with the issuer credit rating reflects the fact that the debt issued by the subsidiaries is predominantly unsecured and guaranteed by AXIA. The company's priority debt ratio is slightly below 50% of its consolidated debt. However, if AXIA issues a significant amount of additional debt at the subsidiary level, we could lower the rating on the debt issued at the holding company level by one notch.

In that scenario, the holding company's unsecured creditors would be at a relative disadvantage compared with secured creditors and the creditors of its operating subsidiaries due to structural subordination. After the merger of its subsidiary Furnas – Centrais Elétricas S.A. into the holding company in July 2024, AXIA Energia's unsecured creditors gained direct access to that entity's operating cash flows.

The issuances by AXIA Energia Sul, AXIA Energia Norte, and AXIA Energia Nordeste are guaranteed by AXIA Energia and, therefore, we analyze them using the risk substitution approach.

Accordingly, the 'brAAA' ratings assigned to these issuances reflect the guarantor's corporate credit rating.

The priority debt ratio is defined as follows:

•	(total secured debt in the issuer's consolidated capital structure + total unsecured debt issued by the issuer's subsidiaries) / total consolidated debt

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Certain terms used in this report, particularly certain adjectives used to express our view of the factors that are relevant to the ratings, have specific meanings assigned to them in our Criteria and should therefore be read in conjunction with those Criteria. See the Rating Criteria on the new Brazil National Scale website for more information. Descriptions of each S&P National Ratings rating category are available in the “Brazil National Scale Rating Definitions”. All ratings mentioned in this report are available on the S&P National Ratings public website.

Criteria and Related Articles

Criteria

•	Methodology: Supplemental considerations for Brazil National Scale ratings, August 18, 2025
•	Methodology for assigning corporate credit ratings on the Brazil National Scale, August 18, 2025

Articles

•	Definitions of ratings on the Brazil National Scale
•	AXIA Energia S.A.’s ‘brAAA/brA-1+’ ratings affirmed; outlook remains stable, June 15, 2026
•	Updated Analysis: Eletrobras – Centrais Elétricas Brasileiras S.A., October 22, 2025

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Additional regulatory information

Other services provided to the issuer

There are no other services provided to this issuer.

Credit rating attributes and limitations

S&P National Ratings uses information in its credit analyses from sources considered reliable, including those provided by the issuer. S&P National Ratings does not perform audits or any due diligence processes or independent verification of information received from the issuer or third parties in connection with its credit rating processes or monitoring of assigned ratings. S&P National Ratings does not verify the completeness and accuracy of the information it receives. The information provided to us may, in fact, contain inaccuracies or omissions that may be relevant to the credit rating analysis.

In connection with the analysis of these credit rating(s), S&P National Ratings believes that there is sufficient information of satisfactory quality to enable it to have a credit rating opinion. The assignment of a credit rating to an issuer or issue by S&P National Ratings should not be viewed as a guarantee of the accuracy, completeness, or timeliness of (i) the information on which S&P National Ratings relied in connection with the credit rating or (ii) the results that may be obtained through the use of the credit rating or related information.

Sources of information

In assigning and monitoring its ratings, S&P National Ratings uses, depending on the type of issuer/issue, information received from issuers and/or their agents and directors, including audited financial statements for the Fiscal Year, quarterly financial information, corporate information, prospectuses and other materials offered, historical and projected information received during meetings with the issuers' management, as well as the reports of analysis of the economic-financial aspects (MD&A) and similar of the rated entity and/or its parent company. In addition, we use information in the public domain, including information published by securities, banking, insurance, and/or other regulators, stock exchanges, and other public sources, as well as national and international market information services.

Issuer ratings notice

S&P National Ratings' notice to issuers regarding the assigned rating is addressed in the “Notices to Issuer (including Appeals)” policy.

Rating review frequency

S&P National Ratings' monitoring of its credit ratings is covered in:

•	Overview of the Credit Ratings Process (in the Rules, Procedures and Internal Controls section)
•	Monitoring Policy

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.